Filed by Banknorth Group, Inc.
(Commission File No. 001-31251)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Banknorth Group, Inc.
(Commission File No.: 001-31251)

Date: January 20, 2005

     This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” “and other similar expressions. Such statements are based upon the current beliefs and expectations of The Toronto-Dominion Bank’s and Banknorth Group, Inc.’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.’s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause The Toronto-Dominion Bank’s and Banknorth Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the Annual Report on Form 40-F of The Toronto-Dominion Bank for the year ended October 31, 2004 and the Annual Report on Form 10-K of Banknorth Group, Inc. for the year ended December 31, 2003 and other documents filed by The Toronto-Dominion Bank and Banknorth Group, Inc.’s with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

     This communication is being made in respect of the proposed merger transaction involving the acquisition by The Toronto-Dominion Bank of approximately 51% of the outstanding common stock of Banknorth Delaware Inc., a wholly-owned subsidiary of Banknorth Group, Inc. In connection with the proposed transaction, The Toronto-Dominion Bank and Banknorth Delaware Inc. filed a combined registration statement on Form F-4 and S-4 containing the definitive proxy statement/prospectus for the shareholders of Banknorth Group, Inc. with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the definitive proxy statement/prospectus regarding the transaction, as well as any other relevant documents carefully and in their entirety because they contain important information. Shareholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to The Toronto-Dominion Bank , c/o TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030, or to Banknorth Group, Inc., Two Portland Square, P.O. Box 9540, Portland, ME 04112-9540, Attention: Investor Relations (207) 761-8517.

     The Toronto-Dominion Bank, Banknorth Group, Inc. and Banknorth Delaware Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2004, which was filed with the Securities and Exchange Commission on December 13, 2004, its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004, and the above-referenced Registration Statement on Form S-4/F-4, which was filed with the Securities and Exchange Commission on October 4, 2004 and amended on November 16, 2004, December 17, 2004 and January 11, 2005. Information regarding Banknorth Group, Inc.’s and Banknorth Delaware Inc.’s directors and executive officers are available in Banknorth Group’s proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004, and in the above-referenced Registration Statement on Form S-4/F-4 . Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form S-4/F-4, and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

***

Final Transcript Conference Call Transcript BNK — Q4 2004 Banknorth Group Inc. Earnings Conference Call Event Date/Time: Jan. 20. 2005 / 9:00AM ET Event Duration: 1 hr 10 min

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Final Transcript

BNK — Q4 2004 Banknorth Group Inc. Earnings Conference Call

CORPORATE PARTICIPANTS

Jeff Nathanson
Banknorth Group — I.R.

William Ryan
Banknorth Group — CEO

Peter Verrill
Banknorth Group — COO

John Fridlington
Banknorth Group — EVP

Stephen Boyle
Banknorth Group — CFO

CONFERENCE CALL PARTICIPANTS

Michael Schechter
Mentor — Analyst

Nancy Bush
NAB Research, LLC — Analyst

Ethan Zindler
Cape Cod Times — Media Representetive

Heather Wolf
Merrill Lynch — Analyst

Mark Fitzgibbon
Sandler O’Neill — Analyst

Ryan Kelley
FBR — Analyst

James Ackor
RBC Capital Markets — Analyst

Adam Barkstrom
Legg Mason — Analyst

Hemant Hirani
Foxx Pitt Kelton — Analyst

Christopher Chouinard
Morgan Stanley — Analyst

Matthew Kelley
Moors & Cabot — Analyst

PRESENTATION

Operator

Good day ladies and gentlemen and welcome to the fourth quarter 2004 Banknorth Group earnings conference call. My name is Andrea and I’ll be your coordinator for today. At this time, all participants are in a listen-only mode. We will be facilitating a question and answer session towards the ends of today’s conference. (Operator Instructions). As a reminder, this conference is being recorded for replay purposes. I would now like to turn the presentation over to the host of today’s call, Mr. Jeffrey Nathanson, Director of Investor Relations.

Jeff Nathanson - Banknorth Group — I.R.

Thank you, Andrea. Welcome everyone. As you know, the purpose of today’s call is to discuss our fourth quarter and full 2004 year earnings. Our quarterly press release is available under the investor relations section of our website, which is located at www.banknorth.com and has been shared with the SEC. The following discussion may include forward-looking statements. Actual results could differ materially from those projected in the statements for reasons which we will in certain discuss today. For a detailed discussion of certain of the factors which could cause actual results to vary from these forward-looking statements, reference is made to the last two paragraphs of our earnings release in our most recent annual report on Form 10-K.

With those formalities out of the way, let me turn the call over to William J. Ryan, Chairman, President and CEO of Banknorth.

William Ryan - Banknorth Group — CEO

Good morning and thank you all for being on the call this morning to discuss our fourth quarter earnings with you. Again, it was typical Banknorth as the way we have operated for the last several quarters. On an operating basis, the quarter earned $104.6 million, up 13 percent from the fourth quarter of 2003. Came in at 58 cents a share compared to 56 cents for the fourth quarter last year. So, again, it’s really more of the same in terms of what we have been doing. I will get into those specifics with you.

Two events, though, did occur. As you know, we restructured our balance sheet, taking $1.2 billion of securities and borrowings. We mentioned that at the third quarter call, we were going to do that in the fourth quarter. And we also had merger-related charges of $32.3 million. So two non-recurring events, but really strong operating results as we go forth. That allows us to end the year at $2.28, which is up 11 percent compared to the previous year at $396 million. So again, a good year on an operating basis, some

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BNK — Q4 2004 Banknorth Group Inc. Earnings Conference Call

fourth quarter charges as a result of a restructuring and of our potential sale to TD.

As you look at that, the only thing that surprised me and would probably have allowed us to get to 59 cents or higher was since August, we’ve had a number of exercises of stock options by our shareholders that totaled 6.3 million options on average. That’s about 3.2 million for the quarter and that certainly is a penny or 1.5 pennies a share on that basis. Our stock price has been high. Some of the options were exercised for tax reasons and they were good reasons to do it.

That also reflects on some positive events obviously with stock options being exercised. Our Tier1 leverage ratio is now up to 7.58 percent, up 93 basis points from December of a year ago, and we were happy to see that ratio increase to that level.

Getting down to the core banking, though, the core banking business continues to be Banknorth at its best. We continue to do the things that a bank wants to do quarter-in and quarter-out. Our loans grew substantially on a year-to-year comparison. Including acquisitions, they grew at 16 percent; without acquisitions, they grew at 10. As we’ve told you, we thought we would be able to grow the loans at 10 percent year end and year out, and if you add on acquisitions, those numbers are obviously even stronger. So we’re very pleased where the loan growth has been. Residential has been flat or down as you know, but we’ve really concentrated on commercial C&I business, real estate and consumer lending.

Quarter-to-quarter, it’s a bit flat for the fourth quarter. We have had some paydowns earlier in the year and we don’t see any trends that are negative. We think we’re right back on track with the high lending volume and we again are predicting that we can grow the loans in 2005 at 10 percent or more, so we’re very optimistic for 2005.

What we hope to have changed that did not, our line usage continues at 41 percent. There is no doubt I think you would agree with me that that usage will increase as companies get more comfortable. I honestly thought it would happen by now; it has not, so we’re still at that 41 percent line usage, and that’s okay. It just bodes for more potential over the next several quarters.

On the deposit side, again, a good story. Core deposits were up 6 percent, demand deposits is what we concentrate on, are up 14 percent year-to-year; money market and NOW accounts, up 6. CDs and savings accounts declined as we wanted them to, and that CD runoff continues at a fairly aggressive number.

We opened up 60,000 new core accounts for the quarter. That is down a little bit from the 68,000 of the last quarter, but it is the Christmas and Thanksgiving season, so it is what we did approximately last year. So we’re pleased with those core accounts being opened.

Net interest income — a very good story, up 15 percent compared to the fourth quarter of last year. Margin increased 22 basis points, 19 basis points from the linked-quarter to 387. Obviously, we have the benefit of most but not all of the restructuring as a potential for a few more basis points gain there over with the next couple of quarters. We also are looking at the yield curve not moving the way we had hoped it would move, so I think we are settling into a margin in that 387 to 395 range that is probably going to be the margin for the future. So we’re reading all of the articles you’re reading and we don’t see the yield curve moving the way we all as bankers had hoped it would.

Non-interest income, again, increased by 8 percent compared to the fourth quarter of last year, deposit services were up 9, merchant up 27, a good business for us; wealth management, 24. All of the other categories were fairly flat or modest increases. Again, linked-quarter, it was kind of flat the same way, and again, we don’t see any trends there. We think it’s a quarter-to-quarter aberration, but we’re looking at non-interest income to be a good number for us as we move forth next year.

Non-interest expenses, a very good number for us, up 9 percent compared to the fourth quarter of a year ago. If you exclude acquisition and merger charges though, it’s up 2 percent. And in fact quarter-to-quarter, it’s down 1 or 2 percent. So we understand the marketplace today with a low rate environment and we’re watching our expenses very, very closely and bringing in an efficiency ratio of barely 50 percent. So we’re feeling very good about our ability to monitor our expenses and control them to a great degree.

Asset quality charge-offs were 22 basis points, a very good number. Provision came in at 10.7 million, a little bit more than charge-offs and we really feel very comfortable there. I would note that nonperforming assets were up $18 million in the quarter, 68 million up to about 81 I think was the number, and that was really one credit. As we told you, we’ve had aberrations once in awhile. We have a credit come in, a credit go out. This quarter, a credit came in. We’re not worried about it. There’s no trends there. The integrity of the asset quality performance continues and we see nothing but continued good asset quality performance as we move forth. Nonperforming assets are 28 basis points of assets. The allowan*ce is 134 of total loans and the coverage ratio of nonperforming is 322 percent; all very strong numbers from our standpoint.

Tax rate comes in at about 33 percent. Again, our capital has improved nicely. Tangible equity asset ratio increased 20 percent to 645, up from a year ago, and the book value, tangible book value, was $982, up 17 percent during the year. So again, it’s a classic Banknorth quarter — strong loan growth, strong deposit growth, year-to-year comparisons, strong fee income growth. A little bit flat on the fee income growth quarter-to-quarter, but those are trends that occur in a quarter. We’re very optimistic for 2005 as we move forth on what we can accomplish in 2005. As you look at

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BNK — Q4 2004 Banknorth Group Inc. Earnings Conference Call

our company, it’s interesting to note that we’ve been able to meet our numbers, even though we really have had no share buybacks for the past year. At a time when other banks are meeting their numbers by buying back some shares because of our transaction with TD and other transactions that we’ve been working on, we have not done that.

Just some history with you. We purchased back 4.4 million shares in 2003, 6.3 in 2002, 7.3 in 2001, 5.5 in 2000. I think that is more of our personality of the Company and I think you will see in future years that we will continue to buy back shares and I think we will be in a position with higher capital ratios to use the capital to acquire companies and/or buy back shares. So obviously, share buybacks will be more in our future for 2005 than they were in our past 2004 when we purchased no shares back. And the structure of our company with the sale to TD allows both TD and us to be aggressive over the next few years in taking shares out of the marketplace.

We’re also about to close on the Boston Federal transaction. That closes on the 21 — tomorrow, the 21st of the month, so that is a done deal. I have to tell you, we are more optimistic about the expense side and we will get more expense savings out of Boston Fed than anticipated. The revenues will be a little flatter than anticipated too, with mortgage volume going down. But we’re very happy with the expense savings coming out of Boston Fed.

Also, we have announced that our meeting of shareholders for the TD transaction will be on February 18. We have secured all of the — our required regulatory approvals. The Federal Reserve approved it, as you may have noted the other day, and all of the other regulatory bodies have approved it with the exception of Massachusetts. We have a hearing at the State of Massachusetts later today. So we think we’re in good shape. I know you have read that Private Capital has said that they think they will be voting for the transaction. So we’re very optimistic that this transaction will go through. And you may have noted too, the share price that was quoted as $40 in the announcement date because of the movement of TD stock is now between $42.5 and $43. So we’re very optimistic that we’re creating real value for our shareholders as we go forth.

Let me ask, if I could, to Peter Verrill, our Chief Operating Officer, if he would want to add anything that I haven’t to our fourth quarter call before I also ask John Fridlington to just comment a little bit on asset quality as we continue the conference. Peter?

Peter Verrill - Banknorth Group — COO

Thank you, Bill. I think the fourth quarter typifies a traditional type of fourth quarter for Banknorth. It’s our slowest quarter of the year. And if we compare our results to the fourth quarter of last year, we look very good. Compared to the third quarter obviously, they are not as good, but that is not unusual.

I would also indicate that the ‘05 year is looking very strong for us. It will start off a little bit slowly as typical, but we are comfortable with the range of 250 to 255 that’s out there on the street. I think we would be a little bit more comfortable at the lower end of that range. I think that 10 percent growth in earnings-per-share would reflect about a 251 for next year, and that’s something that I think we would be happy to be able to come back to you next year and say that we had a 10 percent growth in earnings per share. But as Bill said, I think Q4 was a good quarter in light of the margin pressure. We don’t see a lot of data that abating, at least early on in ‘05, but we continue to work on expense control and fee income growth.

William Ryan - Banknorth Group — CEO

Let me add to that too. You know, a 10 percent growth for us in 2005 I think would be a good growth for a bank in this environment. And again, that 10 percent growth would be 228 to 251. So that 251 number, Peter and I both feel very comfortable with that that’s really going to be a number to shoot for, and we’re very optimistic we’ll be able to make it. As you will look at our company now, we’re in the midst of the sale to Toronto Dominion Bank. There’s nothing but positive events with that sale. Obviously, in everything I read, many of you have written that you think our stock will trade at about $30 or around that area after we complete the transaction. And if that is the case, obviously, there will be potential for both Toronto Dominion and us to buy back our shares.

We also think that there are synergies that will come with this transaction. And after we complete the transaction at the end of the first quarter, we will be able to give you more details on those synergies. But there are some cost savings and revenue enhancements that we’ve discussed with you before that we’re working on right now. And I also think very honestly that there’s the chance probably and we’re looking hard at this of maybe restructuring the balance sheet one more time as we join TD. When we told you we were going to do the restructuring in October, we told you we probably wouldn’t be doing it in the near future. We didn’t, but I think it’s really in our interest to look at doing that as we’re about to join TD and as we prepare for a good 2005.

It’s very important for us to make sure that you know we’re focusing all our efforts on having a very good 2005, 2006 and 2007 as move forth. So those are some of the elements of what we will be working on as we move forward. With that, let me ask Peter if he has any other comments, and then I will turn it over to John Fridlington on asset quality.

Peter Verrill - Banknorth Group — COO

Thank you, Bill. One other note that I would make is that in ‘05 with the new accounting treatments of stock options, we will be

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BNK — Q4 2004 Banknorth Group Inc. Earnings Conference Call

expensing stock options as required, and that is going to be around a 3 cent per share cost to Banknorth. So I’m not sure if a lot of the street estimates have that factored in or not, but I did want to note that, Bill.

William Ryan - Banknorth Group — CEO

Thank you, Peter. Again, asset quality is something we have been bragging about for quite a while and we continue to brag about it. Let me have John Fridlington just give you a few details on it.

John Fridlington - Banknorth Group — EVP

Thanks, Bill. As Bill mentioned earlier, we did have an uptick NPAs in the fourth quarter, the result really of one large credit that we had been working on in workout for a substantial period of time. It finally hit the point where it became nonperforming. That loan is now in the process of getting reduced and worked out.

Another substantial credit that came in in the fourth quarter is now going through a foreclosure process. And one of our major credits that had been in the nonperformers for the last few quarters has actually now been paid out in full, I would note. So we will continue to get the movements in and out as deals come and go. But overall, as we look at our asset quality on our quarterly reviews, we are not seeing any unusual trends, we are not seeing any really substantial change in sort of business as usual for us.

On the delinquency side, I will note that our delinquency levels continue to improve. Every category in this Company has a lower delinquency rate at the end of this year than they did at the end of last year. And on the charge-off data side, our charge-offs for this year — net charge-offs came in at 22 basis points. That’s the lowest they have been in the last five years. So overall, again, asset quality continues to be strong, continues to be steady. We will see these what I will consider movements not substantial up and down quarter to quarter, but the expectation for the beginning of next year would be that the NPAs should probably come down a little bit from where they are today.

William Ryan - Banknorth Group — CEO

Thanks, John. I appreciate it very much, and it’s nice to know that the trends are going to continue, so we do appreciate that. As we go forward now from our standpoint, you have to remember that the Fleet Bank — and I keep talking about this, I probably won’t be talking much about it much longer — but the Fleet Bank of America transaction that Bank of America declared victory on was kind of interesting. They haven’t done the conversion of the customers yet. That conversion occurs in the first quarter of 2005. So I think you’ll see banks like Citizens and us still benefiting a little bit as they now do the actual conversion and have the potential fall-off of customers going forth. So I think we will still gain some customers as a result of that conversion. Bank of America has done a good job and they will continue to do a good job, but everybody who goes through a conversion goes through this and they are no different than any of us. So I think that probably will continue to occur.

Our business is solid, our core is great, we’re very optimistic as we go forth. We don’t see anything getting in the way in the trends that we have been developing over the past couple of years. The margin benefit doesn’t look like it’s going to be a strong as we thought, getting over 4 percent. It looks like it’s going to be more work than we had anticipated, but our tight control of expenses have offset that. And again, being part of Toronto Dominion, we see nothing but benefits from that as we go forward.

So with that, I would like to ask for any questions that we may have on the call and turn it over to the questions at this point.

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BNK — Q4 2004 Banknorth Group Inc. Earnings Conference Call

QUESTION AND ANSWER

Operator

(Operator Instructions). Heather Wolf, Merrill Lynch.

Heather Wolf - Merrill Lynch — Analyst

Hi, good morning. Just a couple of questions on deleveraging and net interest margin. First, just a calculation question. Did you guys pay down the full 1.2 billion that you had announced on a net basis?

William Ryan - Banknorth Group — CEO

Yes we did, Heather. We did that in the fourth quarter.

Heather Wolf - Merrill Lynch — Analyst

Okay. And there was no new borrowings or securities added to the balance sheet in excess of that?

Peter Verrill - Banknorth Group — COO

No, just normal traditional type of investing as amortization and cash flow allowed.

Heather Wolf - Merrill Lynch — Analyst

Okay. And then do you have any color on how much further you can deleverage once you, over the next couple of months or —?

William Ryan - Banknorth Group — CEO

Yes. Let me ask Steve Boyle, our Chief Financial Officer, to give you some details on what we’re looking at right now, Heather.

Stephen Boyle - Banknorth Group — CFO

I guess a couple of things are worth pointing out. One is, one quirk of this 51 percent deal is that TD is going to be marking our balance sheet to market for their purposes and we’re going to continue with it and amortize cost. So I think it’s going make sense for us to kind of freshen to market our securities and our borrowings, similar to what we have — banks that we buy do so that we don’t have a lot of basis differences.

I think it’s going to depend a little bit upon how rates move between now and legal date. But our assumption is that we’ll do that, we’ll get a benefit. And that benefit is probably going to approximate the cost of the retention. If you remember from our last call, we mentioned that a lot of the Banknorth executives have decided to take their benefits over a three-year time period if they stay with the Company, so the accounting rules will say that we have to take that expense over time rather than as a onetime charge. And we think that roughly, we will get a benefit from the restructuring that will offset those costs.

William Ryan - Banknorth Group — CEO

And the legal date is planned for the transaction to be around March 1. Heather, back to you.

Heather Wolf - Merrill Lynch — Analyst

Very good. And then just lastly on the margin, Bill, it sounds like you’re not quite as optimistic on the margin as you have been in previous quarters.

William Ryan - Banknorth Group — CEO

No doubt about it, Heather. I think we did not get the full 24 basis points on the deleveraging in the quarter; we probably got 19 or 20. We will probably have the potential for a few more basis points. So if our margin in the first quarter was at 393 or 394, that would be okay with me. I just don’t see it moving as quickly to that 4 percent as I saw a quarter or two ago. As you and I know, the 5 and 10-year rates have just not moved the way some of us thought they would.

Heather Wolf - Merrill Lynch — Analyst

And given that the 5 and 10-year rates have not really moved much and it looks like they could be going lower, does it make sense to have any leverage on your balance sheet?

William Ryan - Banknorth Group — CEO

Your point is a good one. I think the answer is you’re right — it probably makes little sense to have any leverage there, and that’s why we’ll look hard in the next month as we complete the TD transaction. We’ll have the benefit of doing a major transaction to take advantage of that and that’s what we’re going to look at.

Heather Wolf - Merrill Lynch — Analyst

Great, thank you so much.

Operator

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BNK — Q4 2004 Banknorth Group Inc. Earnings Conference Call

Mark Fitzgibbon, Sandler O’Neill.

Mark Fitzgibbon - Sandler O’Neill — Analyst

Good morning, Bill. I just want to follow up on the margin question. I think you had indicated you expected the margin to be in that range of 387 to 395 and maybe expand a couple of basis points in the first quarter, but the thing I’m struggling with is, if you’re going to be buying back your stock, if the yield curve is going to remain flat and if you’re adding some lower margin business from BostonFed, I’m just wondering how you think you can actually sustain the margin at this level, let alone increase it.

William Ryan - Banknorth Group — CEO

I think the way we think we can sustain it — and again, you and I are hoping that is the case — is with the volume of business we do. John Fridlington and his commercial loan group put on $2.9 billion of new loans this year. And, boy, that’s a lot of money, and Boston Fed’s portfolio is so small, they would have a little impact and that $2.9 billion of new loans just would offset that easily. And we’re anticipating again very strong loan growth next year. So I think for us, it’s putting on a lot of new loans at decent rates that we’ll be able to hopefully keep that margin up there. But I’m with you, again, I’m not as optimistic as I was, but I’m not pessimistic either. I think Boston Fed is a small transaction for us certainly on the loan side and the new loan volume will hopefully keep us there, Mark. That’s what I’m hoping.

Mark Fitzgibbon - Sandler O’Neill — Analyst

Okay. And then secondly on the expense front, I know you’re working hard there. I’m wondering if you can give us a goal that you might have for expense growth for ‘05?

William Ryan - Banknorth Group — CEO

Yes. Expense growth for ‘05, I’ve always looked at the 0 to 5 as the range, and I think probably it’s going to be at about 4 to 5 percent. I think there will be salary increases that we’ll have to give out in 2005 that we were tight on in 2004. So I think if you take 5 percent, that’s probably a fair number, Mark.

Mark Fitzgibbon - Sandler O’Neill — Analyst

And then the last question I had, Bill, was on the M&A market. I wondered if — you guys look at a lot of transactions, if you could share with us whether you think volumes out there are increasing, decreasing, and whether you’re starting to see things that make economic sense again?

William Ryan - Banknorth Group — CEO

I don’t think we’re seeing things that make economic sense yet, although we’re starting to get a sense that the CEOs of banks that want to sell have now figured out they’re not going to get the prices that they were demanding last year. And I think we will see a lot of mergers and consolidations this year for a couple of reasons. I think there were some false starts. Companies thought they were worth something, nobody stepped up to pay it. I think as people now project out their earnings for 2005, we’re now starting to see the real world of no more aggressive mortgage business and margins being maybe a little bit tighter than all of us had expected. So I think those CEOs are going to come in line and I think you will see a lot of activity as we get into the spring and summer season on mergers and acquisitions.

Mark Fitzgibbon - Sandler O’Neill — Analyst

Thank you.

Operator

Ryan Kelley, FBR.

Ryan Kelley - FBR — Analyst

Just a follow-up on that last M&A question. Could you just sort of fill us in on where you would be looking. What areas, geographies are most interesting to you?

William Ryan - Banknorth Group — CEO

I know the height and weight of every CEO in Massachusetts, Connecticut, and I’m learning the heights and weights of the names of the children of banks in the metropolitan New York area. So I think for us, if we did this right, if we were able to be successful, we would do an acquisition or two in Massachusetts and Connecticut in the next year, you know smaller acquisitions, $1 billion or less maybe or maybe a little bit more. And I’m still holding out the hope that as I get to know new York, we can do a larger acquisition in New York in the next year or two.

So my focus continues that way. And I’d like to see something in upstate New York. I haven’t been able to find the right combination there to help add to our evergreen franchise that exists in the Glen’s Falls area. But I still think, if it happens the way I think it will, it’s Massachusetts, Connecticut, metropolitan New York area and upstate New York, in that order.

Ryan Kelley - FBR — Analyst

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BNK — Q4 2004 Banknorth Group Inc. Earnings Conference Call

And just getting back to some of the details on share buybacks, and after February 1 — sorry, March 1, if that’s the closing date — does anything preclude TD from buying back immediately?

William Ryan - Banknorth Group — CEO

Nothing precludes them, and I think I can speculate with you and the whole group, Ryan. By the way, good report I got this morning. You really capsulized our quarter very well. I appreciate it.

Ryan Kelley - FBR — Analyst

Thank you.

William Ryan - Banknorth Group — CEO

When you look at it, you could speculate, but I can tell you that here you have two companies — Banknorth and TD — that have to have the stock trade at a good price, because we want to acquire companies. So we’re going to be in a position to make sure that that stock trades at a competitive price. Most of the reports I read say the stock is going to come out some people think 30 plus, a few people think less than 30, most people think around 30 probably. I think if that is the case, knowing what I know about ourselves and Toronto Dominion, I think there’s the potential at least for substantial buybacks on both sides.

Ryan Kelley - FBR — Analyst

So given the sub being at least right now trading at about 11.5 times, your allocation capital, as far as capital management goes, would be more towards buybacks, maybe less towards M&A?

William Ryan - Banknorth Group — CEO

Yes, I would think so. Again, we’ll have to evaluate it at the time and see what the price is. But boy, this is not rocket science for us. I just have a sense that, if our stock is trading at 11.5 times or less, my God, I’d be dumb not to be buying back our shares. That would be the best use of our capital. So if we’re trading at a substantial discount to our peers with the kind of numbers that we have performed year in and year out, it does not make any sense to not focus on buying back our shares, and we’ll do just that.

Ryan Kelley - FBR — Analyst

Okay, great. And just one final more specific question on the merger charges, the 33.2 million non-recurring. The amount that’s sort of related to the stock options being exercised this last quarter, would that — we won’t see that in 2005, or do you think there’s more to come in 2005?

William Ryan - Banknorth Group — CEO

No, I don’t think — we may see a little bit from January. Our stock has been trading at $36 and I think the world knows that after we complete this transaction, it’s going to revert back to a $30 price or a little bit more or a little bit less. So I think there may be some additional stock options exercised in January. But after that, I don’t see any stock options being exercised. The price will adjust back to that $30 price and that will not be an advantage for people to exercise at that point. So yes, I think we’ve seen the bulk of it. We may see a little bit more in January, but I think as we speak now, my sense is it’s about over, if not over.

Ryan Kelley - FBR — Analyst

Thank you very much.

Operator

James Ackor, RBC Capital Markets.

William Ryan - Banknorth Group — CEO

Jim, that is the first woman who has pronounced your name correctly in four quarters. She did a good job. How are you, Jim?

James Ackor - RBC Capital Markets — Analyst

I’m doing fine, thanks. A couple of questions. I was curious — with regard to your margin outlook, and obviously everyone’s going to beat this horse to death, but did you guys have a set or a range of interest rate assumptions that allow you to kind of look at how you feel about the margin over the near-term over the next year or two, considering your seemingly putting out some comfort with a little bit more expansion maybe?

William Ryan - Banknorth Group — CEO

Oh yes, no doubt about it. We run a lot of numbers, and as you can tell, we’ve been pretty much on the number with our margin for the last year. So we get the yield curves every month and we know what the potential payoffs are. We know the numbers of the new loans coming in and what rates are coming in on. So I would be very surprised if we’re wrong by a lot because we do have a lot of information available to us. Here I am telling you what we’re going to do hopefully in the first quarter. We’re already through half of the first month and we have loans in production that are about to close all out there for the next month too. So we have a pretty good sense of where that margin is going, and that is why I think I can tell you that the 387, 89, 391, 92, 93 — they’re probably

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BNK — Q4 2004 Banknorth Group Inc. Earnings Conference Call

going to be the numbers. There’s always a chance something happens, but I would be surprised by that. I think we’ve been able to project it down correctly, I’m sorry to say. And so far, we’ve been able to project it up correctly to.

The problem simply is, I think most of us agree, the 5 and 10-year rates are just going the other way and all of us just a quarter ago we’re saying how it was going to be higher. And right now, everything we read and tell us is the potential is, as was just noted, it may be lower. So it’s just — the recovery is coming on the backs of the bank and we’re going to suffer on a margin basis for a period of time. That’s okay; we’ll get through it with good expense control and better volumes of loans.

I would hate to be growing the loans at 2 percent in this rate environment. Luckily, we’re growing them at 10. And where last year, we didn’t have the benefit of share buybacks to help us out; this year, we will. So if you look at our company, I think we’re in good shape at projecting our margins. I think the loan volume will help us and the share buybacks will allow us to do some things we didn’t do last year.

James Ackor - RBC Capital Markets — Analyst

Okay, so basically, I think most people out there are assuming that short rates are going to move considerably higher from here even over the next 6 months, perhaps to 3 to 3-1/4. And with that move, there might be even some additional flattening of the yield curve. Within that context, you still feel like —?

William Ryan - Banknorth Group — CEO

Yes. We were talking early this morning that we can see the yield curve flattening by 20 to 30, maybe 40 basis points. And what we’ve got to do is make that up in volume. And again, the loans going on the books are going on at decent rates today and they won’t adjust usually for a period of time. So we could be wrong on this, but time will tell. Certainly, any real spike in rates up or down are something we cannot predict, and that will change what you and I are talking about. We don’t see that happening just yet.

Peter Verrill - Banknorth Group — COO

If I just may add to what Bill is talking about, I absolutely agree with. First quarter, we feel pretty comfortable with the margin range that Bill talked about — 387 to 390, low 390’s. But longer-term, obviously, it’s going to be dependent on the shape of the yield curve. If the spread between the short and long-term is around 200 basis points now and that goes down to 100 basis points; yes, we’re going to see compression of the margin, no question doubt about it. So our confidence is greater in the first quarter than it is in the second, third or fourth quarter.

William Ryan - Banknorth Group — CEO

And every quarter, we will give you the adjustments as we see them as we’re going along. So quarter-by-quarter, this will be an interesting year to see how the margins do come out.

James Ackor - RBC Capital Markets — Analyst

Okay, that’s fair. I don’t think anybody can really look 6 months out with any degree of confidence.

William Ryan - Banknorth Group — CEO

No, Jim. In this environment, it would be hard to do.

James Ackor - RBC Capital Markets — Analyst

Agreed. One more quick question maybe for Bill and perhaps for John. The sequential or linked-quarter trends on the loan portfolio did look a little bit on the weak side. I was just kind of curious — I know you mentioned, Bill, you didn’t think that there was any kind of a trend developing, but maybe you could just comment or give us some color on why the numbers looked a little bit slower sequentially.

William Ryan - Banknorth Group — CEO

And I think you’re absolutely right. Quarter-to-quarter didn’t look as good. You know, our loan growth of 10 percent, if you go quarter-to-quarter, it’s probably half that. But let me ask John Fridlington to give you some more color on that.

John Fridlington - Banknorth Group — EVP

We experienced at the end of the third quarter, starting into the fourth quarter, some substantial paydowns on some of our larger commercial relationship deals that were large construction loans that went out into the permanent market. And therefore, for a couple of months, we were actually showing below-budget loan growth, below target sort of levels of portfolio. That bounced back very nicely in the last month of the year. We’ve had a very large pipeline of credits coming through. A lot of them closed very close to the end of the year. So we wound end of ‘04 being basically right on our target growth level for the entire year. So the average is going to be down a little bit because of some of those paydowns. Point in time, point in time, we actually hit our budget targets. Backlog starting off in ‘05 looks good. We typically run a backlog slightly in excess of $1 billion of credits that are in the process, either perhaps that we have committed to and borrowers have accepted or credits that we’ve committed to that we’re waiting to

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BNK — Q4 2004 Banknorth Group Inc. Earnings Conference Call

find out whether the borrower is going to take the deal or not. So that pipeline continues to be strong.

The consumer side had a good year. There was some softness right at the end of the year, early part of this year on the automobile side. So overall, we think we’re going to be in good shape coming off the mark in ‘05. We do have continued aggressive growth targets for ‘05 in roughly the 10 percent range. We think we’re going to hit those targets. But again, it’s going to take a lot of new originations to feed the alligator, because the amortization on the portfolio is substantial, as you would guess.

James Ackor - RBC Capital Markets — Analyst

Would that 10 percent, John, you’re able to achieve that goal, be pretty evenly distributed within the various lending segments or?

John Fridlington - Banknorth Group — EVP

Yes, it will, with the exception of — the residential mortgage side is very small, commercial is at 10 percent, consumer is at 10 percent. The average for the Company is about — Peter just gave me the 5 to 6 percent range. But the two big portfolios — consumer and commercial — are at the 10 percent range.

William Ryan - Banknorth Group — CEO

We’re still growing nicely. We have a small-business lending deposit product campaign running right now for small-business lending, free small-business lending accounts. It’s going very, very well. So I would be surprised if we can’t continue the trends we’re saying. Again, the transaction of Bank of America and Fleet really gets tested with the conversion of all of the accounts coming up in the first quarter. So I think we’ll do fine in 2005, Jim. It should not be a problem at all.

James Ackor - RBC Capital Markets — Analyst

One last question. With regard to the potential for doing larger deals in the metro New York market, when you’re out there looking for transactions, Bill, a little bit of a different animal than doing the in-market cost savings-driven, deposit market share-driven deals that you have done in the past. Is there anything that you’re really more interested in, in terms of what you’d like to see in a target, vis-a-vis a deposit market share, perhaps something more intriguing on the asset side of the balance sheet, maybe some management teams that — or a management team that might enable you to continue to grow through acquisition down in that market? What specifically are you more geared on?

William Ryan - Banknorth Group — CEO

That’s a very good question, and I have a very simple answer that will explain it. It has to be a management team. We cannot run greater New York City Bank from Portland, Maine, and we understand that and we’re smarter than that. So we certainly have to look at a bank that either had a good management team in place or we felt we could put a good management team in place. So management is going to be the key if we’re able to do an acquisition in New York, and that’s what we’re going to have to focus on.

James Ackor - RBC Capital Markets — Analyst

Are you going to be more inclined to look at companies that are sort of plain vanilla, as you’ve done in the past, where you can actually sort of enhance the product offering?

William Ryan - Banknorth Group — CEO

No doubt about it. We’re not going to change our model because the model has worked so well. So far for us, it’s plain vanilla. We don’t fix up troubled banks. We don’t want to come in and do unique and different things. That’s just not our operational success. So we’re going to stick to the plain vanilla, do what’s working well, have a management team we can trust and has value, and then try to build a franchise on that basis.

James Ackor - RBC Capital Markets — Analyst

Thanks a lot, you guys.

Operator

Adam Barkstrom, Legg Mason.

Adam Barkstrom - Legg Mason — Analyst

(technical difficulty).

William Ryan - Banknorth Group — CEO

Let me ask Peter or Steve Boyle, our Chief Financial Officer, to discuss that. Steve, I don’t know if you got the whole question, but we’ve deleveraged 1.2 billion, but we’re only down 500 million quarter-to-quarter, and Adam’s wondering — is there anything there? Is it timing, or what is going on?

Stephen Boyle - Banknorth Group — CFO

I think there’s a little bit of timing in there in that we did it at October. Otherwise, I think we were down kind of abnormally low into the end of the third quarter, just on the timing of it. But we are

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BNK — Q4 2004 Banknorth Group Inc. Earnings Conference Call

essentially where we want to be. We are 1.2 billion less than we had budgeted to be as of year-end, and so we feel comfortable with the level of the securities portfolio.

William Ryan - Banknorth Group — CEO

It sounds like it’s a timing problem, Adam, and when we sold them off in October.

Adam Barkstrom - Legg Mason — Analyst

Great.

William Ryan - Banknorth Group — CEO

We’re not leveraging up, if that’s the other part of the question, that’s for sure.

Adam Barkstrom - Legg Mason — Analyst

Okay, great. And then you mentioned the effect of the stock options. I missed that. Could you repeat that again?

William Ryan - Banknorth Group — CEO

Yes. What happened was, we earned 58 percent; the consensus was 59. What I hadn’t anticipated was that, at the end of this year starting in August, we had stock options exercised to the tune of about 7 million shares, I think was the number, and 6.3 million shares. And that averaged 3.2 million for the fourth quarter. And what happened was with our high stock price and with tax strategies being put in place for senior people, there were a lot of stock options exercised. I had not anticipated that. We would have made the 59 cents obviously or a little bit more than that if all these stock options were not exercised. They were, I’m happy they were, but we had not anticipated all of those options being exercised.

The positive part about that is it obviously helps our capital, and our capital ratio is now up to 7.58 percent, up 92 basis points from a year ago. So that’s just an event we had not anticipated.

Adam Barkstrom - Legg Mason — Analyst

Gotcha. Is this going to be an issue for next year (technical difficulty) transaction with TD, or not?

William Ryan - Banknorth Group — CEO

No. I think it’s done now. It’s not an issue for next year.

Adam Barkstrom - Legg Mason — Analyst

(indiscernible) starting to expense in the third quarter of ‘05.

William Ryan - Banknorth Group — CEO

Oh, yes. We’re going to expense our stock option expense in the third quarter. Peter mentioned earlier on the call, it’s 3 cents next year. So what we’ve been trying to tell Wall Street is, the estimates out there are 254 for next year, 10 percent growth over the 228 would be 251. We feel real comfortable with 251. The other way you can get to 251 is if we are at 254 for a consensus, I don’t think anybody knew the stock option expense was going to be 3 cents. That gets you to 251 that way. So I think there’s a lot of ways for all of you to get to 251 if you want to. We’re hoping you get there.

Adam Barkstrom - Legg Mason — Analyst

Last question. You mentioned earlier that the credit line utilization (technical difficulty) 41 percent?

William Ryan - Banknorth Group — CEO

Yes, and that’s a surprise, Adam. I thought we’d see credit lines being used increase a bit. Privately, I was hoping it would be up to 44, 45 percent. It will move; it has taken longer to move than we thought.

Adam Barkstrom - Legg Mason — Analyst

Conversely, are you starting to see any movement on the commercial product side? One of the theories that’s out there obviously is that small and middle markets business liquidity it at a fairly high level, and that’s (technical difficulty) or at least slow down, or delay, if you will, the utilization credit line. (technical difficulty) be used yet or not?

William Ryan - Banknorth Group — CEO

I think you’re right. I think people have more money and what they’re doing right now, when you talk to businessmen, small companies, what they’re doing is instead of using their lines, they’re using some of their cash because they don’t have another use for the cash. So we see that happening right now. But I can’t tell you that’s a great trend or a big trend at all. I think people have this cash. I think normally, they might be using it, putting it in the stock market, investing it. They don’t feel comfortable yet in the market to do that, sitting in their bank accounts and they’re using it to fund some of their business needs. I think that is part of the issue. But I think the real issue is, there is still a little bit of a lack of confidence in American companies to grow their businesses

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BNK — Q4 2004 Banknorth Group Inc. Earnings Conference Call

right now. And I think what happened is the spike in oil prices occurred just when people were about to gain confidence to do it, and so they have been holding back. Let me ask John Fridlington, our senior lender; he is probably closer to it, he could add color to it.

John Fridlington - Banknorth Group — EVP

The only thing of I would add to what Bill said is a lot of companies had gotten a lot more efficient in managing their balance sheet and managing their receivables levels containing lower inventory levels, they’re better at collecting receivables and trying to reduce their borrowing levels by managing asset levels and that does show up in reduced borrowings.

William Ryan - Banknorth Group — CEO

I hope that answers your question, Adam.

Adam Barkstrom - Legg Mason — Analyst

Absolutely, thank you.

Operator

Hemant Hirani, Foxx Pitt Kelton.

Hemant Hirani - Foxx Pitt Kelton — Analyst

I was just wondering, you guys mentioned that loan growth would be about 10% in 2005. I was wondering how much of that you’re expecting is due to Fleet Bank of America transaction? And second question is — what (indiscernible) buy back share for (indiscernible) on its own versus TD Bank?

William Ryan - Banknorth Group — CEO

Sure, let me answer both questions. I think our normal loan growth would be probably 7 or 8 percent, and the difference from the 7 or 8 percent normally is the Fleet Bank of America transaction. So it’s probably 2 or 3 percent of our loan growth is going to come from that source. I think we have 2005 to benefit from that. I don’t think that is going to benefit us in 2006. We’ll have to do it on our own so we will have to look and see how we are structured then. The size of our capital and the ability of our capital to buy back shares, I think we have now — let me ask Steve Boyle to tell us what our capital position is and how much money he thinks we have available if we wanted to use that capital buyback shares or to acquire bank companies. Steve, could you tell us that number?

Stephen Boyle - Banknorth Group — CFO

We’ve projected our capital ratios out through the end of the first quarter, and we think that we have the capacity to buy back over 10 million shares if we wanted to. So we think that there’s plenty of capacity there to the extent that we think it’s a good opportunity.

William Ryan - Banknorth Group — CEO

I hope that answers your question.

Hemant Hirani - Foxx Pitt Kelton — Analyst

I have one more question. On the New York Metro area, you said that you’re looking for something like (indiscernible). Could you just give us a little bit of an idea of what kind of asset size (ph) are looking, because this is probably your fourth venture into New York metro?

William Ryan - Banknorth Group — CEO

You guys — you are like that Jim Ackor guy. You guys are narrowing me down too much and I don’t want to get stuck in getting sued for something. But I think I can tell you that we have always felt comfortable doing acquisitions of $1 billion to $3 billion because of the size of our company. Being part of TD we think now would allow us to look at companies that could be of asset sizes of 15 to 20 billion, maybe, but also continue to look at those $1 to $3 billion companies. So I think I’d have to tell you, it’s all over the lot. And I think being part of TD gives us a lot of flexibility to look at almost any company that operates in the metropolitan New York area.

Hemant Hirani - Foxx Pitt Kelton — Analyst

Okay.

William Ryan - Banknorth Group — CEO

Thank you.

Operator

Christopher Chouinard, Morgan Stanley.

Christopher Chouinard - Morgan Stanley — Analyst

Hi, good morning, guys. Question on potential for you guys doing another I guess deleveraging or restructuring at the close of the deal, and I was wondering if you could talk about whether you

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BNK — Q4 2004 Banknorth Group Inc. Earnings Conference Call

would actually shrink the size of the balance sheet with a transaction like this, or if it would just be a restructuring first? And then I have a follow-up.

William Ryan - Banknorth Group — CEO

I think, I hope we don’t do many restructurings. I don’t want to get into — some banks have had a history, they do this every quarter. We did it in the fourth quarter for 2005 results. We’ll do it probably again because of our transaction with TD; it makes a lot of sense. I hope we don’t have to talk much about restructurings in the future. I would like to get back to just core earnings. But let me ask Steve Boyle, our Chief Financial Officer, to give you some sense of what we’re looking at.

Stephen Boyle - Banknorth Group — CFO

We haven’t finalized anything, Chris. I think that in general, it would be nice to shrink a little bit, but we’re probably planning on being just about the same size that we are today. So I would not plan on a huge reduction in the size of the balance sheet.

Christopher Chouinard - Morgan Stanley — Analyst

And to follow up, if you were to restructure, was I right in hearing you that you think it could be done at a net gain, and that would offset the cost of the retention expense? Or were you implying that the benefit from the restructuring would offset the cost of — the ongoing benefit of the restructuring would offset the cost of —.

William Ryan - Banknorth Group — CEO

That’s exactly what it is, Chris, it’s a wash.

Christopher Chouinard - Morgan Stanley — Analyst

Okay. So it would be a net loss with an ongoing benefit, and that benefit would offset the retention expense?

Stephen Boyle - Banknorth Group — CFO

Again, we have not finalized anything. And in fact, this is something we’re going to have to work with TD on. But we would anticipate if we were to do anything, that the benefit associated with that would offset the retention costs.

Christopher Chouinard - Morgan Stanley — Analyst

I see. And when you — I guess if you were to do a restructuring, would that be above your current expectations for margins, or do your current margin expectations — you have been very clear that there’s some uncertainty. But to the degree that it’s flat to up from this quarter’s levels, is that incorporating of you that you will do something like this, or would this be in addition to that?

William Ryan - Banknorth Group — CEO

I think we don’t have that answer at this point. I don’t think we think it is going to impact the margin and I don’t think we see that impacting it. If it does, we will get back to you quickly and let you know. But as we start to work on it now, we have a lot of work to do. But early on, it doesn’t look like it’s going to affect the margin either way.

Peter Verrill - Banknorth Group — COO

And I guess the key there is that question discussion that Bill had on the margin excludes any impact that this might have. As Bill said, we just don’t know what’s going to (inaudible).

William Ryan - Banknorth Group — CEO

We just don’t know yet, Chris. And I’d like to be able to report to you at the first quarter call that it had a positive impact to the margin. But it’s just too early as we’re looking through this to know at this point.

Christopher Chouinard - Morgan Stanley — Analyst

I understand, and one last question. Just on covered call revenue, could you disclose what that was this quarter and whether that is something you plan on continuing to do?

William Ryan - Banknorth Group — CEO

It was down. It was a little over 2 million, Peter tells me. So obviously, it was down quarter to quarter. And I think it’s something we’ll always do when we have the opportunity to do it. It’s never going to be a lot of money. It would be nice if it was a couple of million dollars a quarter, but that is I guess the way we view it today. But it was only $2 million for the quarter, so it was down from the previous quarter.

Christopher Chouinard - Morgan Stanley — Analyst

Thank you very much, guys.

William Ryan - Banknorth Group — CEO

All right, Chris, thank you.

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Final Transcript

BNK — Q4 2004 Banknorth Group Inc. Earnings Conference Call

Operator

Matthew Kelley, Moors & Cabot.

Matthew Kelley - Moors & Cabot — Analyst

I was just wondering if you could clarify the timing of potential buyback activity and when you could be in the market?

William Ryan - Banknorth Group — CEO

Yes. The day we close the legal transaction, March 1.

Matthew Kelley - Moors & Cabot — Analyst

March 1, okay. And that’s the same four TD, if they were to be —?

William Ryan - Banknorth Group — CEO

Same for TD. Same day, same time, same station.

Matthew Kelley - Moors & Cabot — Analyst

And the 10 million shares referenced earlier — that is a full year capacity?

William Ryan - Banknorth Group — CEO

Yes it is, Matt. That’s the full year capacity. And again, just want to be clear on that. We’re not saying we want to do that. That’s what we think is available to do. We may decide to use that money to buy a company. So for us, that is excess capital that we should either by a company or buy back shares. That has always been our policy, and we don’t see that changing. And we’re just saying that, with the stock adjusting its price, that if it adjusts at a level that we’re not comfortable with, we may have a better buying opportunity. We have also had a history buying back shares and haven’t bought any shares in 2004. So there’s probably a pent-up demand in our house to buy back some shares and take advantage of that in 2005.

Matthew Kelley - Moors & Cabot — Analyst

I’m just wondering if you can talk about deposit growth outlook. I know that some of your competitors that have already reported earnings were seeing flat to modestly down sequential growth trends on core and total deposit growth rates. And I was just wondering if you could talk about what your outlook is for total and core balance sheet.

William Ryan - Banknorth Group — CEO

I think our outlook is much better than that. As you know in the quarter, we grew our demand deposits by double digits. I think the number was 14 percent, yes, and we are very optimistic for two reasons. We’ve had very good marketing programs, we have acquired a number of banks in the last two or three years that were not focused on the deposit growth, and those branches now are focusing aggressively on it. And you have to remember, the big event for us is the transaction of all of the free accounts to the Bank of America systems will occur this year, and there is a huge fallout. As I’ve said before, if only 5 percent of the people are unhappy, that is $11 billion in assets. So I am very optimistic that we will have good deposit growth in 2005. It may be regional because of the Bank of America and Fleet transactions. But also, I think we’d do well anyway because of the pent-up programs we’ve put in place, Ray Bourque being our spokesperson, doing a lot of things within the banks we have acquired. So I am more optimistic than most.

Matthew Kelley - Moors & Cabot — Analyst

Okay and just one other follow-up. Will there be a when-issued market in the shares of Banknorth stock kind of in the process over the next couple of weeks here through the TD deal?

William Ryan - Banknorth Group — CEO

I don’t know. Let me ask Jeff Nathanson if he can answer that question.

Jeff Nathanson - Banknorth Group — I.R.

We think that there will. We have applied for a CUSIP number, which the NASD needs in order for that market to be established. But frankly, we think it’s more in your hands and others out there to establish that market through the NASD.

Matthew Kelley - Moors & Cabot — Analyst

All right, thank you very much.

Operator

Nancy Bush, NAB Research, LLC.

Nancy Bush - NAB Research, LLC — Analyst

Good morning. A couple of questions. When you started the TD deal, you talk a little bit about revenue synergies, but you really did not have any firm numbers at that point. You mentioned TD

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Final Transcript

BNK — Q4 2004 Banknorth Group Inc. Earnings Conference Call

Waterhouse as being a possibility, etc. Has there been anymore talk about that, and is there more that you can disclose at this point?

William Ryan - Banknorth Group — CEO

I can tell you, we continue to talk about it and what we know today, it isn’t firm yet because of course, you cannot do everything you want to do until the transaction is legal. So you get held back a little bit by what you can do. But we are looking at things like putting branches in TD Waterhouse offices, putting TD Waterhouse offices in some of our branches. That is a New England experiment that we’ll probably work on, and that makes a lot of sense. I’m hoping we’re able to put that in place. We are looking at really bulk buying of computers, technology, other things. Those savings run in the millions of dollars potentially. We’re working on that. That seems like a straightforward approach that we’ll probably be able to put into place too. And we’re looking at loan participations going both ways, and I assume that could be done without too much trouble. We’re looking at the potential of a credit card portfolio for Banknorth. We don’t have a credit card portfolio, TD does.

So we are putting the numbers together on those issues, but I really — I was hoping to give you more details in the year-end quarter. What I did not anticipate, and I should have remembered, is we can’t, from a legal standpoint, do too many things before the merger gets approved, and that’s held me back a little bit more. So I think now, I really won’t be able to give you really good numbers until the end of the first quarter. We will have completed the deal March 1 and we’ll have better numbers to identify with you. But I would be surprised if all of those things I just talked about, Nancy, that we can’t put some kind of numbers on at the end of the first quarter.

Some of those numbers won’t be immediate. Some of those numbers will take a little bit more. Our contract on the credit card side with some credit card companies does not run out for a year or two, so that may take a little bit longer. But I think we could lay out timing a little bit better after the quarter.

Nancy Bush - NAB Research, LLC — Analyst

Also, just on the employee front, some of your competitors in New England have predictably been talking about getting resumes from some of your middle managers, etc. If you can just address the retention trends right now. And I understand you have an employee retention program for senior management. What about the next level?

William Ryan - Banknorth Group — CEO

I’m amazed at that. We have not lost one employee that I can remember that was an employee we wanted to lose. Our turnover rate is about as low today as it has ever been in the Company. I would be amazed — we just don’t lose people. We keep a lot of people, we’ve gained a lot of people from our competitors. And I think there’s just a jealousy out there of our success and people hint that they’re talking to our employees; I find that hard to believe. In all honesty, we have not lost anybody of substance at the Company. All of the people we have had are very positive. Our people love this transaction because there’s no layoffs, there’s no potential of job loss here. So they think this is great. They’ve just exercised their stock options at prices higher than they had anticipated they would be right now. So we just did a morale survey awhile ago, and I have to tell you, it’s like a love fest here. So I don’t see that at all. We’re not worried about it. And if people are telling you that, I find it hard to believe. I think that’s more jealousy of our success and trying to put a chink in our armor, to some degree.

Nancy Bush - NAB Research, LLC — Analyst

All right thank you.

Operator

Michael Schechter, Mentor.

Michael Schechter - Mentor — Analyst

I think most of my questions have been answered, but just getting back to the buyback, when you start trading at a pure multiple, is that when you think you can use the stock as a currency?

William Ryan - Banknorth Group — CEO

I think, Mike, if we can get close to our peer multiple, I think we can use the stock as a currency then. If we’re not trading close our peer multiple, I think it’s going to be very hard for us to do a deal with stock. Now we can still do a deal using our cash and TD’s cash, but that is not what we want to focus on. We’d like to do both — use our stock and cash. So I think from my standpoint, I don’t see any reasons why we don’t trade at our work peer multiple. And in fact, with our performance numbers, if you look at our financial performance as a top 50 bank in America, we’re substantially better than most of the other banks. So I’m not asking to trade higher than the peer multiple, but I think we should be close to it. And if we are not, we should do everything we can do to get there. Stock buybacks would be one potential. We can obviously look at other things too. But I would be frustrated if we were not getting close to our peer multiple after March 1 we complete this transaction. I understand it may take awhile for the dust to settle, but we cannot have it take too long because we demand that we should trade at a

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Final Transcript

BNK — Q4 2004 Banknorth Group Inc. Earnings Conference Call

descent stock price and we want to see that happen. I hope that is a good answer for you.

Michael Schechter - Mentor — Analyst

It is. Just looking at the 10 million, shares you have of capital to deploy one way or another, does that mean we’re talking about a $300 million acquisition for cash maximum?

William Ryan - Banknorth Group — CEO

Yes, you’re right. But again, we have always said that one of the reasons to join TD is they throw off 1.3 billion of excess capital every year. So obviously, we would always depend on our parent, Toronto Dominion, to help us with cash acquisitions. So we would not have to automatically use up all of our money in an acquisition — maybe we would, because we thought it was that good of an acquisition. But my sense is, in things in the future we’re going to be doing, we’re going to be depending on our stock as a form of currency and the combination of TD cash and our cash as a form of currency also.

Michael Schechter - Mentor — Analyst

How do you protect current shareholders from selling your stock below their multiple?

William Ryan - Banknorth Group — CEO

I think we protect our shareholders by doing a couple of things — earning well, doing what we said we’re going to do, showing the projections and making them, buying back our shares periodically to creating value and continuing to pay a strong dividend. And if we can do those things, if any company can do those things, their stock should trade very well and their owners should like them, and that’s what we have to do. I don’t think this is complicated, pretty straightforward. We should perform the we say we’re going to perform. And if for some reason there’s a weakness in our stock, we should be there with capital to buy back our shares and that’s what we should do. So that is what we focus on. I cannot imagine we can’t do this. I think we have had a history of doing it. It has been a long history, it has been a successful history and I think that’s just going to continue with a parent that has more financial wherewithal than even we have.

Michael Schechter - Mentor — Analyst

Just one last question. I know TD got permission to buy back their own stock from the regulators, do they need anymore permission to buy your stock?

William Ryan - Banknorth Group — CEO

No. They’re going to buy our shares in the open market, so they don’t need anyone’s permission.

Michael Schechter - Mentor — Analyst

And have you have these conversations with them, just about your —?

William Ryan - Banknorth Group — CEO

Yes, and they’ve been very vocal about it in the marketplace. Ed Clark has at several conferences attended and said look, my job is to make sure Banknorth stock trades at a good price, and he wants to pay upwards of the $42 or $43 he’s going to pay for the 51 percent, for the 49 percent. So he said he’s going to be very aggressive in buying back our shares, and that is his plan. So he has been very vocal about that. And we have some capital to do it, he has a lot more to do it and he has been vocal about saying he’s going to do that.

Michael Schechter - Mentor — Analyst

Can you repeat that again, about the 49 percent that’s floating? Does he want to pay up, too?

William Ryan - Banknorth Group — CEO

Yes. What he said is, he said that he knows he is paying $42 to $43 for the 51 percent, and he would view it as success if for the remaining 49 percent, someday if he wanted to buy the rest of the company, that he bought it at a premium higher than that $42 or $43.

Michael Schechter - Mentor — Analyst

Appreciate that.

William Ryan - Banknorth Group — CEO

Thank you, Mike.

Operator

Matthew Kelley, Moors & Cabot.

Matthew Kelley - Moors & Cabot — Analyst

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Final Transcript

BNK — Q4 2004 Banknorth Group Inc. Earnings Conference Call

Hey, guys, just one quick one. If you were to find something in the New York, metro New York marketplace, what do you think your capacity is, in terms of deal size? Do you have limits or not?

William Ryan - Banknorth Group — CEO

I think because of being part of TD, our capacity would be what we think we can operate with. And I think we can operate with banks in the $10 to $15 to $20 billion possibility in assets without any trouble at all. Our sweet spot has been the $1 to $3 billion banks. That was when we were smaller in size and did not have TD behind us. I think we could do bigger transactions now. So I don’t think there’s anything in the metropolitan New York area that scares us away, other than our ability to run it, other than their having a management capacity we feel, comfortable with. But financially, there’s really nothing we couldn’t do.

Matthew Kelley - Moors & Cabot — Analyst

Okay, thanks.

Operator

Ethan Zindler, Cape Cod Times.

Ethan Zindler - Cape Cod Times — Media Representative

I wanted to go back to a couple of things. I know a lot of the questions are forward-looking, but I wanted to take a little closer look if we could about the merger with the CCBT over the past year. First, you mentioned that you can’t think of anybody of any substance that’s left. Out here, Cape Cod 5 has sort of been bragging about what a year they have had. And they say a lot of the new deposits that they have picked up have been at your expense, that a lot of — the system integration has not been strong, that there’s been a lot of problems and that Cape Cod 5 as the only bank now left out here with the name Cape Cod in it enjoys sort of an inherent parochial (ph) advantage, if you will. Can you speak a little bit about how that integration has gone, and have you guys lost depositor dollars as a result of this?

William Ryan - Banknorth Group — CEO

It’s interesting. I have to tell you, I absolutely disagree with that comment. I am offended that another bank would criticize a bank publicly; that does not make a lot of sense. I would never do that. I have to tell you, Cape Cod 5 has not stolen money from us. Our deposits and loan base from Cape Cod Bank and Trust are at record levels. We’ve opened more accounts since we have acquired that company than they have ever opened, and we’ve produced more loans. So I don’t know where they get their numbers from. We have lost people to Cape Cod 5; they are people we were happy to lose. You have to understand that Cape Cod Bank and Trust on their operation model in the last few years, and I think you pointed that out, they were not customer-friendly. And the people that were not customer friendly are the people that left our bank. We don’t operate with people that don’t care about the customers.

The people that are there are customer friendly. We’ve given them the freedom to do a lot of things they’ve always wanted to do. So we just think Cape Cod Bank and Trust is as good a bank as we’ve ever bought. The operational synergies worked very, very well. And you know, you have to wonder when you steal people away from a bank in your eyes, what you’re stealing. And I have got to tell you, the people that we cared about, we took care of financially. They stayed, they’re very happy. The people that left, we were happy to see them go. They were not the kind of people that we thought represented a community bank. And I think you would remember, Ethan, years ago, I think you were the guy who told me that Cape Cod Bank and Trust was not customer-friendly. And we’ve found them not to be as customer-friendly as we wanted. So we quickly tell those people that, hey, you’re not going to fit in here and they found a job at Cape Cod 5. Good for them. I’d never criticize Cape Cod 5. I’m kind of offended they’ve criticize us. I think they should look at our numbers and see that we’ve really done a very good job and we’re very happy with that conversion.

Ethan Zindler - Cape Cod Times — Media Representative

Along those lines, do you guys have numbers that you can share with me about what your depositor dollar base is out in Barnstable County for this past year?

William Ryan - Banknorth Group — CEO

Sure. I don’t have them at my fingertips right this minute, but I can get you the numbers to just show you the account openings and the balances and so forth that we have generated. We have lost trust business to Cape Cod 5. I certainly will admit that, but that is a business that we were not sure it was as profitable as we wanted it to be anyway. So we have lost some trust business there, but on the deposit and loan side, we feel really good about what’s going on.

Now I have to tell you, I don’t want to create a story for the newspapers. I think it’s very negative for banks to criticize one another. I don’t know why they’re doing that. I think there’s a jealousy for our success and I don’t want to get into the middle of an argument with somebody. But I have to tell you, I’m very happy with what we have accomplished. If somebody thinks that we’re not doing well there, they really would be surprised at our success as going very well.

Ethan Zindler - Cape Cod Times — Media Representative

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Final Transcript

BNK — Q4 2004 Banknorth Group Inc. Earnings Conference Call

I would be interested in seeing that number, because they have picked up a substantial amount of depositor dollars in the past year. It’s up about 12 percent. And I think you guys have posted the same kind of gain.

William Ryan - Banknorth Group — CEO

Ethan, I think you have to remember — they are a savings bank adding CD deposits. If you look at the checking account deposits that everybody wants, our numbers are substantially better than theirs. And if they want to add unprofitable accounts, good for them. But if you know banking, the key to banking is not adding CDs and bragging about your balances. Our CD business is certainly down as any good banks’ CD business is down, but our checking account balances are at record levels. I will share how some of that with you, but you kind of understand banking. It is a dumb comment for somebody to say they’re growing their deposits by paying high CD rates, which is what that bank is doing.

Unidentified Speaker

Well, I don’t think that’s quite what they’re saying, and I know you guys have made low-cost checking accounts a key part of your package that you’re selling the customers out here. And so I don’t think it is an irrelevant comment for them to be asking or pointing out that they been picking up a lot of depositor dollars, and not just in CDs and checking accounts. So but just to clarify though, on the 5 folks that you lost to their trust and asset management division, you were satisfied with them leaving, even though they did not actually leave at the time at the merger, they left about three weeks later. They were not part of the downsizing that went on.

William Ryan - Banknorth Group — CEO

We’re happy they left. We sat down and talked to those people. We did not think they were people that fit in with our company. We were happy to see them go.

Ethan Zindler - Cape Cod Times — Media Representative

Okay, thanks, Bill.

Operator

Ladies and gentlemen, this concludes the question-and-answer portion of today’s call. I would now like to turn the presentation back to Bill Ryan for closing remarks.

William Ryan - Banknorth Group — CEO

Really no closing remarks. Great questions. We’re happy with our quarter, we’re really looking forward to 2005. And stay in touch, we will give you more information as 2005 evolves. So thank you all very much.

Operator

Ladies and gentlemen, thank you for your participation in today’s conference. This concludes your presentation.

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